EXHIBIT 99.6
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Rio Tinto and GravitHy join forces to accelerate the
decarbonisation of steelmaking in Europe
15 November 2024
LONDON--(BUSINESS WIRE)-- Rio Tinto has entered into definitive agreements with GravitHy, an early-stage industrial company, to help accelerate GravitHy’s steel decarbonisation project in France.
As part of this collaboration, Rio Tinto will supply high-grade direct reduction iron ore pellets from its
Iron Ore Company of Canada (IOC) operations to GravitHy’s planned operation, as well as manage the sales and marketing of ultra-low carbon Hot Briquetted Iron (HBI) GravitHy produces.
GravitHy's proposed two million tonnes per year iron production facility at Fos-sur-Mer, France, is planned to be commissioned in 2028. The facility, which is located next to a deep seaport, will feature ultra-low carbon hydrogen production infrastructure, powered by existing grid-connected nuclear power, to process direct reduction pellets into HBI. This process has the potential to reduce ironmaking-related
CO2 emissions by more than 90%.
Steel produced with low-carbon emissions is an essential component of the net-zero energy transition.
The production of iron and steel contributes around 8% of global carbon emissions and requires new technologies, redesigned processes, and new infrastructure to decarbonise.
GravitHy Chief Executive Officer José Noldin said: “We are developing one of the most advanced ultra-
low-carbon iron projects worldwide, designated by the French government as an ‘Industrial Project of
Major National Interest’. By combining our business ambitions, agility, and technological capabilities with Rio Tinto’s global leadership in mining and steel decarbonisation, we are ensuring a solid sourcing and go-to-market strategy to help accelerate the development of this project.”
Rio Tinto Head of Steel Decarbonisation Simon Farry said: “This collaboration is aligned with Rio Tinto’s steel decarbonisation strategy to accelerate the development of low-carbon Electric Arc Furnace steelmaking with high-grade iron as feedstock. This will allow us to both reduce our Scope 3 emissions and create valuable decarbonised pathways for our high-grade iron ore. We are excited to support
GravitHy’s project and expand our understanding of the emerging green iron and steel market.”
View source version on businesswire.com: https://www.businesswire.com/news/
home/20241114512120/en/
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